Exhibit 99.7

GALAPAGOS

Naamloze Vennootschap / Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

RPR / RLE (Antwerp, division Mechelen) 0466.460.429

Op 23 maart 2018 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV

51.234.962

On 23 March 2018, the total number of shares and voting rights of Galapagos NV amounts to

51,234,962